UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

BLUEKNIGHT ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

09625U109

 (CUSIP Number)

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20004
202-637-5600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 09625U109
1		NAMES OF REPORTING PERSONS
MSDC Management, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,512,786
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,512,786
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,512,786
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.3% (1)
14		TYPE OF REPORTING PERSON
PN
*See Item 5.

1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 22,670,137 Common Units outstanding as of May 7, 2012 as reported in the Partnership’s Form 10-Q filed on May 9, 2012.

SCHEDULE 13D

CUSIP NO. 09625U109
1		NAMES OF REPORTING PERSONS
MSD Torchlight Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,512,786
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,512,786
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,512,786
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.3%
14		TYPE OF REPORTING PERSON
PN
*See Item 5.

Explanatory Note

This Amendment No. 8 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Units of Blueknight Energy Partners, L.P., a Delaware master limited partnership (the “Partnership”) filed December 16, 2010 by MSD Capital, L.P. and MSD Torchlight, L.P. with the Securities and Exchange Commission (the “Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed December 23, 2010, Amendment No. 2 to the Schedule 13D filed January 24, 2011, Amendment No. 3 to the Schedule 13D filed March 2, 2011, Amendment No. 4 to the Schedule 13D filed March 21, 2011, Amendment No. 5 to the Schedule 13D filed April 29, 2011, Amendment No. 6 to the Schedule 13D filed November 2, 2011 and Amendment No. 7 to the Schedule 13D filed December 2, 2011 (as amended, the “Schedule 13D”). Michael S. Dell joined as a reporting person beginning with Amendment No. 3. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  With the exception of the changes indicated below, the Schedule 13D is unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this Amendment to Schedule 13D are MSDC Management, L.P., a Delaware limited partnership (“MSDC”), and MSD Torchlight Partners, L.P., a Delaware limited partnership (“MSD Torchlight”). MSDC and MSD Torchlight are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o MSDC Management, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.

(c) This Amendment is filed on behalf of each of MSDC and MSD Torchlight. MSD Torchlight is the direct beneficial owner of the Preferred Units covered by this statement. MSDC is the investment manager of, and may be deemed to have or share voting and dispositive power over securities owned by, MSD Torchlight.  MSDC Management (GP), LLC (“MSDC GP”) is the general partner of, and may be deemed to have or share voting and dispositive power over securities beneficially owned by, MSDC.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC GP and may be deemed to have or share voting and/or dispositive power over the securities beneficially owned by MSDC GP.  Each of Messrs. Fuhrman, Phelan and Lisker disclaims beneficial ownership of such securities. Each such person other than the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.

(f) Each of MSDC and MSD Torchlight is organized under the laws of the State of Delaware.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following as the new penultimate paragraph:

The Common Units are held by a partnership that previously was named MSD Torchlight, L.P.  On May 31, 2012, MSD Torchlight, L.P. changed its name to MSD Torchlight Partners, L.P., as part of a reorganization of MSD Torchlight, L.P.’s ownership and management structure (the “Reorganization”).  As part of the Reorganization, MSDC became the investment manager of MSD Torchlight, and as a result, became an indirect beneficial owner of the Common Units held by MSD Torchlight.  In addition, MSD Capital (GP), LLC replaced MSD Capital, L.P. as the general partner of MSD Torchlight. No additional securities of the Partnership have been acquired or disposed of since the filing of Amendment No. 7 to the Schedule 13D filed December 2, 2011.

Item 5.  Interest in Securities of the Company.

Item 5 (e) is hereby amended and restated in its entirety as follows:

In connection with the Reorganization, Michael S. Dell and MSD Capital, L.P. ceased to be beneficial owners of more than five percent of the Common Units of the Partnership and as of the date hereof are no longer subject to Section 13(d) or 13(g) with respect to the Common Units and are no longer reporting persons in the Schedule 13D.

Item 7.  Material to be filed as Exhibits

Exhibit 99.1  Joint Filing Agreement (furnished herewith)

Exhibit 99.2  Fourth Amended and Restated Agreement of Limited Partnership of Blueknight Energy Partners, L.P., dated September 14, 2011 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 14, 2011 by the Partnership with the Commission)

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   June 8, 2012

MSDC Management, L.P.

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: Manager

MSD Torchlight Partners, L.P.

By: MSDC Management, L.P

Its: Investment Manager

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: _Manager_____________

Exhibit 99.1

JOINT FILING AGREEMENT

June 8, 2012

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  June 8, 2012

MSDC Management, L.P.

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: Manager

MSD Torchlight Partners, L.P.

By: MSDC Management, L.P

Its: Investment Manager

By: MSDC Management (GP), LLC

Its: General Partner

By: /s/ Marc R. Lisker

Name: Marc R. Lisker

Title: _Manager_____________